Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

November 15, 2017

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Insurance Series (the “Registrant”)
File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the comments you provided on November 3, 2017 to the Registrant’s Post-Effective Amendment No. 80 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 80 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), by which the Registrant seeks to amend the investment strategies of Managed Risk Growth Fund, Managed Risk International Fund, Managed Risk Blue Chip Income and Growth Fund and Managed Risk Growth-Income Fund (collectively, with Managed Risk Asset Allocation Fund, the “Managed Risk Funds”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on November 30, 2017 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual series fund apply equally to each of the Registrant’s other series funds with similar disclosure.

Summary Prospectus

  The “Annual fund operating expenses” table for each of the Managed Risk Funds has been left blank. Please include in your response letter the completed “Annual fund operating expenses” table for each of the Managed Risk Funds.

Response: The completed “Annual fund operating expenses” tables for each share class of each Managed Risk Fund are included in Exhibit A to this response letter. We note supplementally that any disclosed expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the Amendment and that there will be no recoupment of previously reimbursed expenses.

  Under “Principal investment strategies” for each of Managed Risk Growth Fund, Managed Risk International Fund and Managed Risk Growth-Income Fund, the Registrant discloses that the underlying Bond Fund “invests at least 80% of its assets in bonds and other debt securities.” Where appropriate, please disclose any restrictions on or guidelines relating to the duration, maturity and/or credit quality of the fixed-income securities in which the Bond Fund may invest.

Response: As currently disclosed in the prospectus under “Investment objectives, strategies and risks” for each of Managed Risk Growth Fund, Managed Risk International Fund and Managed Risk Growth-Income Fund, the underlying Bond Fund “may generally invest in debt securities of any maturity or duration.” Additionally, the Registrant discloses under “Investment objectives, strategies and risks” for each of the above-referenced funds that the underlying Bond Fund “invests at least 65% of its assets in investment-grade debt securities (rated Baa3 or better or BBB- of better…)” and “may invest up to 35% of its assets in debt securities rated Ba1 or below and BB+ or below….” We have nevertheless supplemented the disclosure under the heading “Principal investment strategies” for each of Managed Risk Growth Fund, Managed Risk International Fund and Managed Risk Growth-Income Fund to make clear that the Bond Fund invests at least 65% of its assets in investment-grade debt securities.

  We note that, with respect to each of the Managed Risk Funds, the prospectus includes disclosure regarding the risks associated with taking short positions in futures contracts. Please confirm that any fees associated with selling securities short, including dividend expenses relating to securities sold short, are included as “Other expenses” in the “Annual fund operating expenses” table for each of the Managed Risk Funds.

Response: As part of its managed risk strategy, each Managed Risk Fund will take short positions in exchange-traded futures or swaps contracts; however, dividend expenses and other fees associated with securities sold short will not be incurred with such short positions and, accordingly, will not be included in the “Annual fund operating expenses” tables for the Managed Risk Funds.

  Please confirm supplementally whether any of the Managed Risk Funds invests or intends to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. If a Managed Risk Fund invests in contingent convertible securities, please state supplementally the amount the fund currently invests in such securities.

Response: None of the Managed Risk Funds invests or intends to invest in contingent convertible securities. Additionally, although the underlying funds in which the Managed Risk Funds invest may invest in contingent convertible securities as a non-principal investment strategy, as of October 31, 2017, none of the underlying funds held any positions in such securities. Nevertheless, the Registrant has included disclosure regarding contingent convertible securities and the risks associated with investing therein in its statement of additional information under “Description of certain securities, investment techniques and risks — The underlying funds — Hybrid securities.”

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  Each Managed Risk Fund discloses under “Investment results” that no results information is provided with respect to any funds, private accounts or commodity pools with substantially similar investment objectives or strategies because the investment adviser manages no such other funds, accounts or pools. Please delete this disclosure, as it is neither required nor permitted under Item 4(b) of Form N-1A.

Response: The above-referenced disclosure was included in accordance with the requirements of CFTC Regulation 4.12(c)(3)(i) and IM Guidance Update 2013-05 (Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests)(August 2013), which collectively require that a commodity pool operator (CPO) of a registered investment company (RIC) with less than three years of operating history include past performance information with respect to each commodity pool or account operated by the CPO that has substantially similar investment objectives, policies and strategies as the RIC. Because each of the Managed Risk Funds now has three years or more of investment operating history, we have deleted the disclosure in question to address this comment.

  The investment requirements of Rule 35d-1 under the 1940 Act are generally applicable to an investment company’s “net assets, plus the amount of any borrowings for investment purposes.” For Managed Risk Blue Chip Income and Growth Fund, please disclose that, for purposes of the fund’s investment requirements under Rule 35d-1, “net assets” includes any borrowings made for investment purposes.

Response: As disclosed in the Registrant’s statement of additional information, the Registrant has adopted a fundamental policy (which is applicable to each of its series funds, including Managed Risk Blue Chip Income and Growth Fund) not to borrow money, except as permitted (i) by the 1940 Act and the rules and regulations thereunder or (ii) by exemptive or other relief or permission from the U.S. Securities and Exchange Commission or its staff (the “Staff”). Notwithstanding the enumerated exceptions to this fundamental policy, borrowing money for investment purposes is not a strategy of any of the Registrant’s series funds. That being the case, we believe it is unnecessary — and, importantly, would likely result in shareholder confusion — to include the technical definition of “assets” under Rule 35d-1 in the prospectus disclosure for a series fund. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  Because the Managed Risk Blue Chip Income and Growth Fund uses the term “blue chip” in its name, please confirm that the fund will invest at least 80% of its net assets in blue chip securities on a look-through basis in accordance with the investment requirements of Rule 35d-1.

Response: Each of the underlying funds in which Managed Risk Blue Chip Income and Growth Fund invests normally invest at least 80% of their respective assets in securities that are deemed by the fund’s investment adviser to be blue chip securities. The Blue Chip Fund, for instance, invests at least 80% of its assets — and, in practice, normally invests at least 90% of its assets — in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion,” while the Government Fund “invests at least 80% of its assets in debt securities that are guaranteed or sponsored by the U.S. government or that are otherwise rated Aaa or AAA….” In accordance with Footnote 43 to the adopting release for Rule 35d-1, which provides that “an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus,” the Registrant discloses in the prospectus for Managed Risk Blue Chip Income and Growth Fund that the fund’s investment adviser defines all such securities as blue chip investments. Accordingly, Managed Risk Blue Chip Income and Growth Fund is expected to

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invest at least 80% of its assets in blue chip securities on a look-through basis, and, in response to this comment, we have supplemented the fund’s disclosure with the following:

“Through its investments in the Blue Chip Fund and the Government Fund, the fund will normally invest at least 80% of its assets in ‘blue chip’ securities.”

  We note that Managed Risk Blue Chip Income and Growth Fund lists “Investing outside the United States” as a principal risk. According to the prospectus, Managed Risk Blue Chip Income and Growth Fund seeks to invest 80% of its assets in the Blue Chip Fund, which, in turn, “invests at least 80% of its assets in dividend-paying common stocks of larger, more established companies domiciled in the United States….” The remainder of Managed Risk Blue Chip Income and Growth Fund’s assets are normally invested in the Government Fund, which “invests at least 80% of its assets in debt securities that are guaranteed or sponsored by the U.S. government,” and in cash and/or U.S. Treasury futures. Please explain supplementally why “Investing outside the United States” is a principal risk of a fund that invests predominately in companies domiciled in the United States and in debt securities backed by the U.S. government. Alternatively, please delete the referenced disclosure.

Response: As currently disclosed in the prospectus under “Investment objectives, strategies and risks” for Managed Risk Blue Chip Income and Growth Fund, the underlying Blue Chip Fund may “invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as [those companies] are listed or traded in the United States.” Additionally, as disclosed in the Registrant’s statement of additional information, the underlying Government Fund “may purchase obligations of corporations or governmental entities outside the United States, provided those obligations are U.S. dollar denominated and highly liquid.” Given the ability of the underlying funds in which Managed Risk Blue Chip Income and Growth Fund invests to invest in securities of companies domiciled outside the United States or in foreign government obligations, we believe the disclosure regarding the risks of investing outside the United States is appropriate.

  The Registrant discloses that, as of December 31, 2016, Managed Risk Asset Allocation Fund “was approximately 65% invested in equity securities, 27% invested in debt securities and 8% invested in money market instruments and cash.” Please update this disclosure to reflect fund holdings as of a more recent date.

Response: To address this comment, we have updated the referenced disclosure in Managed Risk Asset Allocation Fund’s prospectus to reflect fund holdings as of October 31, 2017.

Statutory Prospectus

  The disclosure under “Fund expenses” states that the “Other expenses” line item in the “Annual fund operating expenses” table for each Managed Risk Fund includes an insurance administration fee of .25% of Class P1 or Class P2 share assets, as applicable. Please consider subdividing the “Other expenses” caption in each Managed Risk Fund’s “Annual fund operating expenses” table to specifically identify the insurance administration fee.

Response: The insurance administration fee is included in the “Other expenses” line item in each Managed Risk Fund’s “Annual fund operating expenses” table. Instruction 3(c)(iii) to Item 3 of Form N-1A provides that the Registrant “may” subdivide the “Other expenses” line item into no more than three subcaptions that identify the largest expenses comprising “Other expenses,” but that the Registrant is not required to do so. We believe that adding subcaptions to the “Annual fund operating expenses” tables would make the fee table

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presentation more complex and potentially confusing to shareholders. We note also that detailed narrative disclosure regarding the insurance administration fee is already included in the Registrant’s prospectus under “Fund expenses.” Accordingly, we respectfully decline to revise the prospectus in response to this comment.

Statement of Additional Information

  For each underlying fund that has adopted a policy of investing at least 80% of its assets in certain types of investments pursuant to Rule 35d-1 and for which derivatives may be used to satisfy such policy, please supplementally explain how investments in derivatives will be measured for purposes of the policy. Note that the Staff generally believes that the market value, rather than the notional value, of a fund’s investments in derivatives or other synthetic instruments should be used in calculating compliance with an 80% investment policy under Rule 35d-1.

Response: With regard to certain derivatives — and, in particular, those derivatives for which a fund’s exposure to the underlying asset is equal to the notional value of the derivative — we believe it may be appropriate to use the full notional value of the derivative instrument in aggregating a fund’s exposure to the type of investment, industry, country or geographic region suggested by the fund’s name. Although the Registrant reserves the right to employ the notional value of such derivative instruments in calculating compliance with an underlying fund’s 80% investment policy under Rule 35d-1, we confirm that, at present, each underlying fund that has adopted an 80% investment policy pursuant to Rule 35d-1 and counts derivative instruments towards such policy uses the market value (or, if applicable, the fair value) of all applicable derivative investments when determining exposure for purposes of its 80% investment policy.

  Pursuant to Items 19(a)(3)(ii) and (iii) of Form N-1A, please describe any waivers or expense limitation provisions that may apply to the subadviser for the Managed Risk Funds.

Response: We hereby confirm that no credits were applied to reduce the sub-advisory fee payable to the Managed Risk Funds’ subadviser for any of the last three fiscal years and there are no expense limitation provisions or arrangements in effect with respect to the subadviser that would have the effect of reducing such sub-advisory fee.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel

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Exhibit A

Managed Risk Growth Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fees	0.15%
Distribution fees	None
Other expenses[1]	0.39
Acquired (underlying) fund fees and expenses[1]	0.35
Total annual fund operating expenses	0.89
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.73
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fees	0.15%
Distribution fees	0.25
Other expenses	0.39
Acquired (underlying) fund fees and expenses[1]	0.35
Total annual fund operating expenses	1.14
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.98
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

A-1

Managed Risk International Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fees	0.15%
Distribution fees	None
Other expenses[1]	0.39
Acquired (underlying) fund fees and expenses[1]	0.50
Total annual fund operating expenses	1.04
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.88
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fees	0.15%
Distribution fees	0.25
Other expenses	0.39
Acquired (underlying) fund fees and expenses[1]	0.50
Total annual fund operating expenses	1.29
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.13
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

A-2

Managed Risk Blue Chip Income and Growth Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fees	0.15%
Distribution fees	None
Other expenses[1]	0.39
Acquired (underlying) fund fees and expenses[1]	0.40
Total annual fund operating expenses	0.94
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.78
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fees	0.15%
Distribution fees	0.25
Other expenses	0.39
Acquired (underlying) fund fees and expenses[1]	0.40
Total annual fund operating expenses	1.19
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.03
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

A-3

Managed Risk Growth-Income Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fees	0.15%
Distribution fees	None
Other expenses[1]	0.39
Acquired (underlying) fund fees and expenses[1]	0.30
Total annual fund operating expenses	0.84
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.68
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fees	0.15%
Distribution fees	0.25
Other expenses	0.39
Acquired (underlying) fund fees and expenses[1]	0.30
Total annual fund operating expenses	1.09
Fee waiver and/or expense reimbursement[2]	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.93
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least November 30, 2018. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

A-4

Managed Risk Asset Allocation Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fees	0.15%
Distribution fees	None
Other expenses	0.28
Acquired (underlying) fund fees and expenses[1]	0.29
Total annual fund operating expenses	0.72
Fee waiver and/or expense reimbursement[2]	0.05
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.67
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. This waiver will be in effect through at least November 30, 2018. The waiver may only be modified or terminated with the approval of the fund’s board.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fees	0.15%
Distribution fees	0.25
Other expenses	0.28
Acquired (underlying) fund fees and expenses[1]	0.29
Total annual fund operating expenses	0.97
Fee waiver and/or expense reimbursement[2]	0.05
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.92
[1]	Restated to reflect current fees.
[2]	The investment adviser is currently waiving a portion of its management fee equal to .05% of the fund’s net assets. This waiver will be in effect through at least November 30, 2018. The waiver may only be modified or terminated with the approval of the fund’s board.

A-5